U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
                                                              SEC FILE NUMBER


                                                              CUSIP NUMBER
                                                              918322 10 8
For Period Ended: September 30, 1998

(Check One):
[X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form N-SAR

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

     For the Transition Period Ended: --------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

Form 10-K
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PART I - REGISTRANT INFORMATION
___________________________________________________________________________

Full Name of Registrant

VSI Holdings, Inc.

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Address of Principal Executive Office
 (Street and Number, City, State and Zip Code)

2100 North Woodward Avenue, 201 West, Bloomfield Hills, Michigan  48304

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PART II RULES 12b-25 (b) and (c)

[ X] (a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expense; and

[X]  (b)    The subject annual report will be filed on or before the
 fifteenth calendar day following the prescribed due date.

[  ] (c)     The accountant's statement or other exhibit required by Rule
 12b-25 ( c ) has been attached if applicable.


PART III - NARRATIVE

Registrant was unable to timely file as a result of receiving delayed information from our independent auditors. Although this information was received prior to the deadline, it was the delay of receiving such information that made it impossible for registrant, without unreasonable effort or expense, to timely file. Because final information was received, but without sufficient time to Edgarize and file, Reg. Sec.
240.12b-25 ( c ) is not applicable.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.
   Thomas W. Marquis        248                           433-7936
---------------------      -------                      --------------
      (Name)             (Area Code)                   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).
[X] Yes       [  } No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ] Yes       [X] No

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VSI Holdings, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 22,1998                       By:  /s/ Thomas W. Marquis
                                ------------------------------------------
                                                        Thomas W. Marquis
                      Director, Treasurer, Secretary, Chief Financial Officer